

05035847

‹ STATES
:HANGE COMMISSION
, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 3 2005
202

SEC FILE NUMBER
8- 51744

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2004___ AND ENDING ___DECEMBER 31, 2004___
MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALLSTREET ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6704 GRASSELLI RD. , RIVERS PLAZA SUITE-E

(No. and Street)

FAIRFIELD   AL   35064

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JERRY HALL   (205)785-9888

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEPPARD- HARRIS & ASSOCIATES, P.C.

(Name — If individual, state last, first, middle name)

3499 INDEPENDENCE DR. SUITE-A   BIRMINGHAM   AL   35209

(Address)   (City)   (State)   Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___JERRY HALL_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___WALLSTREET ASSOCIATES, INC._____, as of

___DECEMBER 31_____, __2004__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

THERESA R. BROOKS
Notary Public, Alabama, State at Large
My Commission Expires September 4, 2005

_____
Notary Public

_____
Signature

_____
CEO
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WALLSTREET ASSOCIATES, INC.

AUDIT REPORT

DECEMBER 31, 2004



WALLSTREET ASSOCIATES, INC.

TABLE OF CONTENTS

SHEPPARD-HARRIS & ASSOCIATES, P.C.
Certified Public Accountants

3499 Independence Drive, Suite A • Birmingham, Alabama 35209 • (205) 871-0313

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Wallstreet Associates, Inc.
Birmingham, Alabama

We have audited the statement of financial position of **Wallstreet Associates, Inc.** as of December 31, 2004, and the related statements of activities, changes in stockholder's equity and statement of cash flows for the year then ended. These financial statements are the responsibility of the **Wallstreet Associates, Inc.'s** management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Wallstreet Associates, Inc.** as of December 31, 2004 and the result of its operations, changes in stockholder's equity and cash flows in financial positions for the year then ended in conformity with generally accepted accounting principles.

Sheppard - Harris + Associates

Sheppard-Harris & Associates, P.C.
Birmingham, Alabama
February 3, 2005

1

WALLSTREET ASSOCIATES, INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents	$ 1,967
Investments	8,659
Accounts Receivable	5,177
Total Current Assets	15,803

PROPERTY AND EQUIPMENT

Furniture and Equipment	7,000
Less: Accumulated Depreciation	(7,000)
Total Fixed Assets	-
TOTAL ASSETS	$ 15,803

LIABILITIES AND NET ASSETS

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Liabilities	$ -

STOCKHOLDER'S EQUITY

Capital Stock	13,171
Additional Paid-In-Capital	2,626
Retained Earnings	(1,003)
Current Earnings	1,008
Total Stockholder's Equity	15,803
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 15,803

WALLSTREET ASSOCIATES, INC.
STATEMENT OF ACTIVITIES
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE

Fees	$ 84,659
Total Revenue	84,659

EXPENSES

General and Administrative	65,097
Marketing	17,358
Depreciation	1,400
Total Expenses	83,855
Net Income From Operation	804

OTHER INCOME AND EXPENSES

Financial Revenue	400
Financial Expenses	(195)
Net Other Income and Expenses	205
Net Income Before Taxes	$ 1,008

WALLSTREET ASSOCIATES, INC.
STATEMENT OF CHANGES IN
STOCKHOLDER'S EQUITY
DECEMBER 31, 2004

Stockholder's Equity Beginning of Year	$ 13,171
Add: Net Income (Loss)	1,008
Unrealized Profits	1,623
Stockholder's Equity End of Year	$ 15,803

WALLSTREET ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 1,008
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,400
Increase in Investments	(1,280)
Increase in Accounts Receivable	(5,109)
Increase in Capital	880
NET CASH PROVIDED BY OPERATING ACTIVITIES	(3,100)
NET CASH INCREASE (DECREASE)	(3,100)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,067
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 1,967

NOTE 1 -   ORGANIZATION

Wallstreet Associates, Inc., was incorporated on October 7, 1999. The primary objective of the company is to sell only cash account mutual funds on an application basis to retail clientele. Wallstreet Associates, Inc. operates pursuant to the (k)(1) provisions of SEC Rule 15c3-3 and does not hold customer funds or securities.

NOTE 2 -   BASIS OF PRESENTATION

The financial statements of Wallstreet Associates, Inc., have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

NOTE 3 -   USE OF ESTIMATE

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 4 -   CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three (3) months or less to be cash equivalents. At December 31, 2004, the carrying amount of the Company's deposits was $1,967. The Company's deposits at year end were entirely covered by Federal depository insurance.

NOTE 5 -   PROPERTY AND EQUIPMENT

The method for determining the estimated reduction for usage was based on standard depreciation guidelines. Consequently, the value of property is recorded at cost less an allowance for usage. A summary of net property is presented below:

Item	Cost	Usage Allowance	Net
Furniture & Equipment	$ 7,000	7,000	$ -
Total	$ 7,000	7,000	$ -

There was no material difference between audited Computation of Net Capital and the maker-dealer corresponding unaudited Part II A Computation.

There was no material inadequacies found for the audit period.

The audit covered the period January 1, 2004 to December 31, 2004.

WALLSTREET ASSOCIATES, INC.
NET CAPITAL COMPUTATION
FOR THE MONTH ENDING
DECEMBER 31, 2004

ASSETS

ALLOWABLE ASSETS	$ 1,967
Cash	5,177
Accounts Receivable - Trade	8,659
Investments Securities	
	15,803
Total Current Assets	
NON- ALLOWABLE ASSETS	
Furniture and Equipment	-
Total Non-Allowable Assets	-
TOTAL ASSETS	15,803

LIABILITIES

LIABILITIES	
Liabilities	$ -

EQUITY

Stockholder's Equity	13,171
Additional Paid-In-Capital	2,626
Profit and Loss (YTD)	1,008
Retained Earnings	(1,003)
Total Equity	15,803

TOTAL LIABILITIES AND EQUITY

Total Assets:	15,803
Less Liabilities:	-
Net Worth	15,803
Less: Non-Allowable Assets	5,133
Tentative Net Capital	10,670
Securities Haircuts: Applies	1,217
Net Cﾞ	9,453
Less: Net Capital Equipment	(5,000)
Excess Net Capital	$ 4,453